August 30, 1983

BY - LAWS

OF

CNB FINANCIAL CORPORATION

ARTICLE I

Meetings

Section 1: (Amended March 28, 1995) The annual meeting of the shareholders for the purpose of electing Directors and such other business as may properly come before the meeting of the shareholders, shall be held on a date determined by the Board of Directors annually at such time and placed as per Board of Directors shall direct.

Section 2: Special meetings of the shareholders may be called by the President of the Company or by order of the Board of Directors, and it shall be the duty of the Board of Directors to call such meetings upon the written request of one-half of the outstanding stock.

Section 3: (Amended April 20,1999) At all meetings of the shareholders, each shareholder shall be entitled to one vote for each share of stock held by the shareholder.

ARTICLE II

Notice of Meetings

Section 1: Written notice of any regular meeting of the Board of Directors shall not be required. Written notice of any special meeting of the Board of Directors shall be required. All shareholder’s meetings shall only be upon twenty-one (21) days prior written notice.

ARTICLE III

Registered Office

Section 1: The Corporation shall maintain a registered office and the first office shall be as stated in the Articles of Incorporation.

Section 2: Thereafter a majority of the Board of Directors may change the registered office or place of business as deemed in the best interest of the corporation.

ARTICLE IV

Inspection of Corporate Records

Section 1: Any shareholder may inspect and copy at shareholder’s expense proper corporate records upon ten days written notice setting forth specifically, the reason for such inspection.

ARTICLE V

Board of Directors

Section 1: (Amended April 20, 1999) The affairs of the corporation shall be managed by no less than nine (9) nor more than twenty four (24) directors elected as set forth in the Articles of Association. Directors shall serve until their successors are duly elected and qualified.

Section 2: No shareholder shall be eligible for election or serve as a Director who:

A.	Does not own and continue to own 350 unencumbered shares of the corporation

B.	Any present Director less than 57 years of age as of the date of these By-Laws and all future Directors shall tender their resignation as Director on or before their 70th year.

C.	Any Director as of the date of these By-Laws, 57 years of age or more may continue as a Director if properly elected until the Director chooses to retire.

D.	The Board of Directors may appoint any shareholder as Director Emeritus who may with compensation but without the right to vote, attend Director’s meetings. Such person shall have stature in the community in which he/she resides and shall have been a consistent promotor of the interests of the financial industry and specifically, CNB Financial Corporation.

E.	No incumbent Director shall be proposed for nomination to the Board of Directors without approval of 25% of the Board of Directors.

F.	No shareholder, not a Director, shall be proposed for the Board of Directors without approval of two-thirds (2/3) of the Board of Directors.

Section 3: The Board of Directors may fill any vacancy upon the Board of Directors. Such appointees shall serve until the next annual meeting at which time, he /she or they shall stand separately for election to serve out the term to which they have been appointed.

Section 4: The Directors shall have power to elect or appoint all necessary officers; to employ agents, clerks and workpersons; to fix their compensation, to prescribe their duties, to dismiss any officers or agents without previous notice, and generally to control and manage the affairs of the corporation.

Section 5: A majority of the Board of Directors shall constitute a quorum.

Section 6: The corporation is authorized to pay its Directors a reasonable compensation for their services.

Section 7: A salaried person of the corporation may also be a Director, but shall not receive Director’s fees, except at the discretion of the Board of Directors.

Section 8: (Amended April 20, 1999) The Board may, in its discretion, decrease the number of directors to no less than nine (9) or increase the number of directors to no more than twenty four (24) between annual meetings without shareholder approval. The board shall appoint an individual to fill any vacancy so created until the next annual meeting at which time the appointee shall stand for election as set forth in the Articles of Association.

ARTICLE VI

Officers

Section 1: The Board of Directors of the corporation shall annually elect the following officers who shall hold their respective offices at the discretion of the Board of Directors and at such salaries as the Board may fix from time to time, to wit: A President, a Secretary, a Treasurer, and one or more Vice Presidents if deemed desirable. Any of the offices, except the office of President, may be combined and held by one person.

Section 2: The Board of Directors may, but they shall not be required to do so, elect an Assistant Secretary and Assistant Treasurer, or to establish any other offices which may be determined necessary for the conduct of the corporation.

ARTICLE VII

Duties of Officers

Section 1: The duties of the officers shall be prescribed by the Board of Directors.

ARTICLE VIII (Amended February 22, 1988)

Director Liability

Limitation and Indemnification

Section 1: A director of the Corporation shall, to the maximum extent permitted by the laws of the Commonwealth of Pennsylvania, have no personal liability for monetary damages for any action taken, or any failure to take any action as a director, provided that this Section 1, Article VIII shall not eliminate the liability of a director in any case where such elimination is not permitted by law.”

Section 2: Each person who at any time is or shall have been a director or officer of the Corporation, or is serving or shall have served at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, and his heirs, executors and administrators, shall be indemnified by the Corporation in accordance with and to the full extent permitted by the laws of the Commonwealth of Pennsylvania as in effect at the time of such indemnification. The foregoing right of indemnification shall constitute a contract between the Corporation and each of its directors and officers and shall not be deemed exclusive of other rights to which any director, officer, employee, agent or other person may be entitled in any capacity as a matter of law or under any by-law, agreement, vote or shareholders or directors, or otherwise. If authorized by the Board of Directors, the Corporation may purchase and maintain insurance on behalf of any person to the full extent permitted by the laws of the Commonwealth of Pennsylvania.”

ARTICLE LX

Amendment or Change to By-Laws

Section 1: These By-Laws may only be amended or changed upon appropriate notice to the shareholders and their affirmative approval.

ARTICLE X

Saving Clause

Section 1: If any provision of these By-Laws conflicts with any Rule, Regulation or Statute of the Commonwealth of Pennsylvania or the United States of America, then the By-Laws shall remain in force and effect and construed as such provision did not exist.

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